FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2008
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Fax+27 11 484-0639
www.goldfields.co.za

Enquires

Willie Jacobsz
Tel +508 358-0188
Mobile +857 241-7127

GOODLACE TO LEAVE GOLD FIELDS

Johannesburg, July 30, 2008: Gold Fields Limited Limited ("Gold Fields") (NYSE, JSE, DIFX: GFI) regrets to announce that Terence Goodlace has informed the Board of his resignation as Chief Operating Officer and an executive director of the Company, effective September 30, 2008.

Goodlace said: "My resignation was prompted entirely by very private and personal considerations. I regret that I will not be with Gold Fields to share in its recovery over the next few quarters, but I will be leaving with the knowledge that the building blocks for success are in place, and that Gold Fields has the depth in executive and operational leadership required to execute its strategy."

Alan Wright, Chairman of Gold Fields said: "In the light of his personal circumstances I have reluctantly accepted Terence's resignation. He will leave Gold Fields with our blessings and our deep respect and gratitude for the many and varied contributions that he has made to the Group."

Nick Holland, Chief Executive Officer said, "Terence has been a key member of the Gold Fields leadership team since its inception in 1998 and has served the company with distinction in various executive positions over this period. He will be remembered for his deep understanding of all facets of mining and, in particular, for the seminal role that he played in re-defining Gold Fields' approach to the safety of its people in the work place. He will leave behind many friends."

Terence's current position of Chief Operating Officer will be split into two roles, with Vishnu Pillay, currently the Head of South African operations, continuing in that role as Executive Vice President of the South African operations, and Glenn Baldwin, currently Head of Australian and West African operations, assuming the role of Executive Vice President for all international operations. Both Vishnu and Glenn will report to Nick Holland and join the Group General Executive Committee. The change in the reporting structure will become effective on October 1, 2008.

-ends-

About Gold Fields

Gold Fields Limited is one of the world's largest unhedged producers of gold with attributable production of more than four million ounces per annum from eight operating mines in South Africa, Ghana and Australia.

Directors: A J Wright (Chairman), N J Holland† (Chief Executive Officer), K Ansah#, T P Goodlace (Chief Operating Officer), J G Hopwood, G Marcus, D N Murray, D M J Ncube, R L Pennant-Rea†, C I von Christierson
†British, #Ghanaian
Corporate Secretary: C Farrel

A ninth mine, the Cerro Corona Gold/Copper mine in Peru, is expected to commence production by mid 2008 at an initial rate of approximately 400,000 gold equivalent ounces per annum.

The company has total attributable ore reserves of 92 million ounces and mineral resources of 252 million ounces.

Gold Fields employs some 53,000 permanent employees across its operations and is listed on the JSE Limited South Africa (primary listing), the New York Stock Exchange (NYSE) and the Dubai International Financial Exchange (DIFX).

All of Gold Fields' operations are ISO14001 certified. For more information please visit the Gold Fields website at www.goldfields.co.za.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 30 July 2008

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs